Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	2001	2002	2003	2004	2005
	(in thousands)
Total earnings (losses) and fixed charges	$(27,995)	$(28,706)	$(11,156)	$1,316	$6,769
Fixed charges	$1,559	$2,103	$731	$1,653	$3,749
Ratio of earnings to fixed charges (1)	n/a	n/a	n/a	n/a	1.81

(1)	For purposes of computing the ratio of earnings to fixed charges, total earnings consist of pre-tax income (loss) from continuing operations before adjustment for minority interest and before provision for income taxes plus fixed charges minus minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense plus amortized premiums, discounts and capitalized expenses related to indebtedness plus that portion of rent expense that we believe to be representative of interest. Earnings were not sufficient to cover fixed charges by $29.6 million, $30.8 million, $11.9 million and $.3 million for fiscal 2001, fiscal 2002, fiscal 2003 and fiscal 2004, respectively.